Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	July 30, 2026

Eldorado Gold Reports Solid Q2 2026 Financial and Operational Results; Skouries On Track for Q3 2026
(All amounts expressed in U.S. dollars unless otherwise noted)
VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado”, "Eldorado Gold" or “the Company”) today reports the Company’s financial and operational results for the second quarter of 2026. For further information, please see the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis ("MD&A") filed on SEDAR+ at www.sedarplus.com under the Company’s profile.
Second Quarter 2026 Highlights
Operations
•Gold production: 104,616 ounces.
•Gold sales: 102,691 ounces at an average realized gold price per ounce sold(1) of $4,379.
•Total cash costs(1): $1,432 per ounce sold.
•All-in sustaining costs ("AISC")(1): $1,926 per ounce sold.
•Total capital expenditures: $441.3 million, including $154.6 million of project capital and $59.6 million of accelerated operational capital at Skouries, and $78.1 million project capital invested at McIlvenna Bay. Growth capital(1) at the operating mines totalled $91.1 million and sustaining capital(1) at operating mines totalled $35.0 million.
Financial
•Revenue: $487.5 million.
•Production costs: $184.8 million.
•Net cash generated from operating activities from continuing operations: $149.5 million.
•Cash flow from operating activities before changes in working capital(1): $103.1 million.
•Cash and cash equivalents: $554.6 million, as at June 30, 2026. Cash decreased by $314.8 million compared to Q4 2025, primarily due to growth capital investment, share buybacks, repayments of the VAT Facility, dividend payments, and income taxes paid. These cash outflows are offset partly by cash generated from operating activities, drawdowns on the Credit Facility and Term Facility as well as cash received on the acquisition of Foran Mining Corporation ("Foran").(2)
•Net earnings attributable to shareholders: $172.8 million, or $0.69 basic earnings per share.
•Adjusted net earnings(1): $136.7 million or $0.54 per share in Q2 2026. Adjustments in Q2 2026 include a $47.4 million gain on deferred tax due to changes in the Turkish corporate income tax rate, a net gain on derivative instruments of $19.0 million, and a $13.1 million expense relating to acquisition and integration costs.
•Adjusted net earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA")(1): $281.1 million in Q2 2026.
•Free cash flow(1): Negative $334.1 million in Q2 2026 primarily due to continued investment in Skouries and McIlvenna Bay. Free cash flow excluding Skouries and McIlvenna Bay(1) was $40.9 million.
(1) These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosure for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this news release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's June 30, 2026 MD&A.
(2) See the section "Financial Condition and Liquidity" in the Company's June 30, 2026 MD&A.

1

Production and Cost Outlook
The Company is updating its consolidated 2026 annual gold production guidance to 495,000 to 600,000 ounces, reflecting the addition of initial gold production from McIlvenna Bay. Gold production in 2026 continues to be weighted to the second half of the year.
Excluding Skouries and McIlvenna Bay, the Company is maintaining its annual gold production guidance of 430,000 to 490,000 ounces, total cash costs per ounce sold of between $1,220 to $1,420 and AISC per ounce sold of between $1,670 to $1,870 per ounce sold.
Post acquisition production at McIlvenna Bay in 2026 is expected to be between 5 to 10 million pounds of copper, 3,000 to 6,000 tonnes of zinc, 5,000 to 10,000 ounces of gold and 100,000 to 200,000 ounces of silver. Operating costs per tonne are expected to range between $90 to $110 by the end of December 2026, and trend lower as the operation reaches steady-state production levels.
Corporate
•On July 30, 2026, the Company declared a third quarter dividend of $0.075 per common share, payable on September 15, 2026 to shareholders of record at the close of business on September 1, 2026.
•Steve Reid stepped down as Chair and from the Board, effective July 30, 2026.
•Dan Myerson was appointed as Chair of the Board, effective July 30, 2026.
•Patrick Godin was appointed as Lead Independent Director, effective July 30, 2026.
•George Burns will retire as Chief Executive Officer of Eldorado Gold, effective September 30, 2026. Following his retirement from management, Mr. Burns will remain on the Company’s Board of Directors.
•Christian Milau will assume the role of President and Chief Executive Officer and will join the Board of Directors, effective September 30, 2026.
•Paul Ferneyhough’s role will expand to Executive Vice President, Strategy and Chief Financial Officer, effective September 30, 2026.
Commentary
“Second quarter results reflect continued cash flow generation across the portfolio, supported by a favourable gold price environment and consistent operational performance, despite planned lower production at Kisladag," said George Burns, Chief Executive Officer. "We benefited from a full quarter of production at Ormaque, which contributed to strong output at the Lamaque Complex, while Olympias delivered a third consecutive quarter of steady, plan-aligned performance as the operation continues to demonstrate improved consistency.
We also achieved several key milestones across our growth projects. At Skouries, construction is nearing completion, with first ore successfully crushed on temporary power, marking an important step as we prepare to transition from commissioning into operations. At McIlvenna Bay, following the successful integration of the Foran acquisition, we achieved first copper concentrate during the quarter and first zinc concentrate in July, with the operation now ramping up toward commercial production later in the third quarter.
Overall, these achievements reflect continued execution across our portfolio as we advance our growth projects and position the Company for increasing production and cash flow generation through the second half of the year.”

2

Skouries Highlights
The Skouries Project, part of the Kassandra Mines Complex, is located within the Halkidiki Peninsula of Northern Greece and is a high-grade copper-gold project. In January 2022, Eldorado published the results of the Skouries Project Feasibility Study with a 20-year mine life and expected average annual production over the life of the mine of 140,000 ounces of gold and 67 million pounds of copper, or approximately 240,000 gold equivalent ounces(3).
First production of the copper-gold concentrate is expected in Q3 2026 and commercial production is expected in Q4 2026, with 2026 gold production projected to be between 60,000 and 100,000 ounces and copper production projected to be between 20 and 40 million pounds.
Skouries site layout
Concentrate Off-Take Agreements
The Company has entered into concentrate sales agreements with several offtakers for all expected 2026 volumes and a portion of 2027 volumes, and is in the final process with other counterparties to conclude agreements covering production through to 2029. The commercial terms agreed to are significantly better than those assumed in the 2022 feasibility study, reflective of the prevailing strong market conditions for copper-gold concentrates.
Capital Estimate and Schedule
The capital cost estimate for Skouries is approximately $1.315 billion to commercial production. The accelerated operational capital estimate is approximately $260.0 million to commercial production. The final capital cost for Skouries will reflect, among other things, completion of remaining project scope and is dependant on the date of commercial production.
The project remains fully funded through operating cash flow, cash and debt financing. The Term Facility totalling €740.4 million ($843.6 million) is fully drawn (including the Contingent Overrun Facility of €60.0 million which was drawn in Q2 2026).(4)
Project capital totalled $154.6 million in Q2 2026 and $290.2 million during the six months ended June 30, 2026. Accelerated operational capital cost totalled $59.6 million in Q2 2026, and $108.2 million during the six months ended June 30, 2026. At June 30, 2026, cumulative project capital invested towards Phase 2 of construction totalled $1.270 billion, and the cumulative accelerated operational capital totalled $201.3 million.
The Company is well positioned for start‑up, with over 3.9 million tonnes of ore stockpiled which is expected to provide the ore feed required through 2026 and supports a lower-risk commissioning and first year of production. Open pit and underground ore mining will continue for the balance of 2026 and will be blended to maximize cash flow with lower value ore being stockpiled for future years.
(3) Gold equivalent ounces: Calculated by converting copper pounds produced into gold equivalent using budgeted commodity prices for the relevant period: 2026-2027: $4,000/oz gold and $5.00/lb copper; 2029 and beyond: $3,000/oz gold and $4.50/lb copper.
(4) See the section "Financial Condition and Liquidity - Financing Activities" in the Company's June 30, 2026 MD&A.

3

Construction Activities
As at June 30, 2026 overall project progress was 97% complete.
Primary Crusher Building
The primary crusher has crushed first ore in July in anticipation of mill start-up, marking an important commissioning milestone for the crushing circuit.
The stockpile dome, ancillary feeders and associated chute work is complete and ready for full operations.
Coarse ore stockpile dome
Process Plant
The process plant is substantially complete, with wet commissioning well underway, in preparation for first ore introduction. Water circulation testing through the entire circuit to the tailings thickener/filter feed tanks is underway.
Thickeners
Two of the three tailings thickeners are in the final stages of being commissioned in advance of first ore. Concrete foundation work for the third tailings thickener, which is not required for start-up, has commenced, with completion planned in Q3 2026.
Thickeners

4

Filtered Tailings Facility
Work continues to progress on the filtered tailings plant which remains on the critical path, with electrical installations and commissioning as the final steps. Work is also advancing on the tailings handling infrastructure which is not required for first concentrate production.
Mechanical and electrical work on two of the six filters has been completed, with both filters ready for commissioning.
Construction of the filter plant tank farm with pump and piping installation and electrical connections are advancing towards commissioning commencement.
Filtered Tailings Facility

5

Powerline and Substations
Power infrastructure construction at Skouries has continued to advance and construction of all 12 towers and conductors is now complete. In July, the Company coordinated a successful eight-hour power suspension on the transmission line to enable installation of the final transmission tower. Initial tests of the sub-station have been completed by an independent third-party testing group. Final site energization and receipt of final sign-off remains contingent on inspection, which includes final testing and installation of metering equipment by the relevant Greek authority.
In the interim, the Company is proactively adding additional gensets to support commissioning activities and maintain progress where practical, including readiness and commissioning activities within the process plant. Full operation of major process plant systems, crushing, grinding, flotation, concentrate handling and tailings disposal, requires final site energization by the power authority.
Process plant substation
Commissioning Activities
The plant continues to progress towards commissioning readiness across the major process and utility systems. The majority of the site’s electrical distribution network has been energized using temporary power, enabling the testing and commissioning of equipment prior to startup. Critical air and water utility systems are being progressively transferred to the commissioning team, supporting equipment flushing, functional testing, and wet commissioning. Equipment supplier specialists are on-site to support the commissioning of the SAG mill and ball mill, and work is ongoing. Successful integrated water testing of the process water, rougher flotation, and tailings thickening systems confirmed system performance and enabled expanded wet commissioning activities. Commissioning of the primary crushing and conveying system has begun, with extended runs of main equipment.
Integrated Extractive Waste Management Facility
The initial filtered tailings placement areas are well advanced. The platform for the tailings stacker is complete and ready for assembly, while the access ramp and platform for the mobile (grasshopper) conveyors have been excavated and prepared for placement of the conveyor units. Construction of the rock buttress supporting the downstream embankment of the first filtered tailings placement area in the Karatza Lakkos ("KL") valley is progressing and will be completed ahead of tailings placement.
Foundation preparation for the first phase of the KL filtered tailings embankment is substantially complete, and placement of engineered fill is underway across the full footprint.

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Construction of the low-grade ore stockpile continued advancing. The lower section has been completed and construction is now focusing on the upper section.
Open Pit Mining
The open pit mine continued to ramp up during Q2 2026 and remains ahead of plan in building ore stockpiles for the process plant start-up. During the quarter, 1.28 million tonnes of ore were delivered to the stockpiles. At the end of Q2 2026, the stockpiles contained approximately 3.6 million tonnes of open pit and underground ore, representing an estimated 134,000 ounces of gold and 44 million pounds of copper.
Underground Development
The underground mine delivered 131 kt of ore to stockpiles during Q2 2026. Underground access development rates continued to accelerate, with a total of 2,191 metres of development completed during the quarter. Monthly advance rates reached a project record of 900 metres in May 2026, and the ventilation drive connecting the east and west ramps was also completed during the quarter.
Drilling of the third test stope commenced in Q2 2026 in preparation for blasting and extraction of a larger test stope (approximately 100 kt), which is expected to support improved productivity.
Processing
The processing operations and maintenance teams have successfully completed their theoretical training and are now completing job familiarization training at both the Skouries and Olympias sites.
Twelve highly experienced process plant ramp-up experts have been contracted to support the operations team during the first three months of operations.
Workforce
As at June 30, 2026, there were approximately 2,948 personnel working on site, including 515 Skouries employees.
Skouries Multimedia
•A progress update video can be found here: https://youtu.be/jMpdM-m6vY4
•Photos of the construction progress at Skouries can be viewed and downloaded via this link:
https://eldoradogold.getbynder.com/share/303E6589-7229-4764-9BAC8F7299A7E887/

McIlvenna Bay Highlights
The McIlvenna Bay Mine, located in Saskatchewan, Canada, is a copper-zinc-gold-silver project that Eldorado acquired through its acquisition of Foran, which closed on April 14, 2026. In March 2025, Foran published a McIlvenna Bay Project Feasibility Study, with an 18-year mine life and expected average annual production over the life of the mine of 41 million pounds of copper, 20,000 ounces of gold, 444,000 ounces of silver and 54 million pounds of zinc.
First production of copper concentrate from McIlvenna Bay was achieved on June 7, 2026 with production of first zinc concentrate achieved in July. The focus is on optimizing current operations and increasing throughput to full design capacity, with a ramp up to commercial production expected in Q3 2026. In Q2 2026, plant throughput was 5,405 tonnes resulting in 65,398 payable copper pounds produced.
The mine is expected to have a long life and is supported by a robust resource base, with highly prospective exploration upside across the broader district, including the nearby Tesla Zone. The initial Mineral Resource for Tesla is expected to be published in the fourth quarter of 2026. An updated Technical Report is expected to be released in the first quarter of 2027.
Located in one of the world’s most attractive mining jurisdictions, the project benefits from established infrastructure and is designated by the Government of Canada as a project of national significance to support critical mineral development.
Production at McIlvenna Bay in 2026 is expected to be 5 to 10 million pounds of copper, 3,000 to 6,000 tonnes of zinc, 5,000 to 10,000 ounces of gold and 100,000 to 200,000 ounces of silver. Operating costs per tonne are expected to range between $90 to $110 by the end of December 2026, and trend lower as the operation reaches steady-state production levels.

7

The total project capital cost estimate from June 1, 2024 to commercial production is expected to be $952 million. Project capital totalled $78.1 million during Q2 2026 (reported from the date of acquisition of April 14, 2026). During the third quarter the remaining spend is expected to be $90 million and relates to completion of the paste plant, water treatment plant, underground development and process optimization, together with additional scope and the final commissioning and ramp-up activities required to support commercial production.
McIlvenna Bay Mine Site Overview
Operating Activities
Primary Crusher Building
More than 400 kt of copper and zinc mineralized material is available on surface for processing. The primary crusher is operating at design capacity, material transfer to the fine ore bin is as expected, and ore-sorting and metal separation practices continue to be refined.
Process Plant
The SAG and ball mill circuits are ramping up well and continue to demonstrate increasing throughput as commissioning advances. As expected for a new processing plant, we continue to work through equipment, instrumentation and other availability-related challenges associated with ramp-up. Throughput is expected to continue increasing through the third quarter as the operation progresses toward commercial production.
Flotation
All flotation circuits are fully commissioned and have successfully produced copper, zinc and pyrite concentrates. Final commissioning of the regrind circuit is underway and expected to be completed in early August, supporting further improvements in concentrate quality as ramp-up progresses.
Thickening & Filtration
The thickening and filtration circuits are key to the ramp up of production. The teams are working to optimize the sequence of filtration and the thickening control circuit.

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Tailings filtration within the process plant
Underground Development
Underground development continues to advance well. In addition to the 400 kt of ore stockpiled on surface, the mine has approximately 20 kt of blasted inventory, more than 330 km of drilling, and approximately 2 million tonnes of fully developed reserves within Block 1.
Mucking out a stope

9

Study Commenced on Processing Expansion, Including Throughput Increase and Silver-Lead Circuit
The Company has commenced a study to evaluate an expansion of the processing facility, which includes an increase in throughput as well as the incorporation of a silver‑lead circuit. The expansion will evaluate a potential increase of processing capacity at McIlvenna Bay from 4,900 tonnes per day to approximately 7,000 tonnes per day. The addition of a dedicated silver‑lead circuit into the flowsheet is expected to enable recovery of lead into a separate concentrate and improve payable silver recoveries relative to the current design.
This initial study will assess the technical, economic, environmental and permitting considerations associated with the expansion. Any future development would be subject to completion of the project evaluation, receipt of required permits, Indigenous and Stakeholder engagement, and a positive final investment decision. The Company is targeting commissioning of the silver‑lead circuit in 2028 and the expansion in 2030.
Positioned as the Foundation for Long-Term District Growth
The McIlvenna Bay Mine is core to our view of the district-scale geological potential to deliver future satellite development opportunities. Ongoing exploration will target additional resources, which could support further expansion or a separate processing facility over time. The 2026 exploration program includes approximately 14,000 metres of diamond drilling focused on resource expansion, high grade extensions, and advancing regional targets.
In parallel, core scanning programs will enhance geological modelling and orebody characterization. Airborne and ground geophysical surveys are expected to help refine known deposit footprints and identify new targets across the broader land package.
McIlvenna Bay Multimedia
•Photos of the McIlvenna Bay site can be viewed and downloaded via this link:
https://eldoradogold.getbynder.com/share/9751B411-8FE0-4543-B224904FFB39B6DC/

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Consolidated Financial and Operational Highlights

	3 months ended June 30,		6 months ended June 30,
	2026	2025	2026	2025
Revenue	$487.5	$451.7	$1,019.9	$807.0
Gold produced (oz)	104,616	133,769	204,974	249,662
Gold sold (oz)	102,691	131,489	203,310	247,752
Average realized gold price ($/oz sold) (2)	$4,379	$3,270	$4,632	$3,112
Production costs	184.8	162.2	373.0	310.5
Total cash costs ($/oz sold) (2,3)	1,432	1,064	1,451	1,106
All-in sustaining costs ($/oz sold) (2,3)	1,926	1,520	1,934	1,538
Net earnings for the period (1)	172.8	138.0	309.2	210.4
Net earnings per share – basic ($/share) (1)	0.69	0.67	1.38	1.03
Net earnings per share – diluted ($/share) (1)	0.68	0.67	1.36	1.02
Net earnings for the period continuing operations (1,4)	172.8	139.0	309.2	211.0
Net earnings per share continuing operations – basic ($/share) (1,4)	0.69	0.68	1.38	1.03
Net earnings per share continuing operations – diluted ($/share) (1,4)	0.68	0.67	1.36	1.02
Adjusted net earnings (1,2,4)	136.7	90.1	325.0	146.5
Adjusted net earnings per share - basic ($/share) (1,2,4)	0.54	0.44	1.45	0.72
Net cash generated from operating activities (4)	149.5	158.2	290.9	288.6
Cash flow from operating activities before changes in working capital (2,4)	103.1	202.0	290.2	338.5
Free cash flow (2,4)	(334.1)	(61.6)	(463.2)	(91.0)
Free cash flow excluding Skouries and McIlvenna Bay (2,4,5)	40.9	61.5	103.8	129.4
Cash and cash equivalents (4)	554.6	1,078.6	554.6	1,078.6
Total assets	10,252.2	6,303.8	10,252.2	6,303.8
Debt	1,749.9	1,157.1	1,749.9	1,157.1
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of our MD&A for explanations and discussions of these non-IFRS financial measures or ratios.
(3)Includes costs allocated to by-products.
(4)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.
(5)Amounts presented add back cash-basis capital expenditure on the Skouries Project in the respective periods and the McIlvenna Bay Mine only in 2026.
In Q2 2026, we produced 104,616 ounces of gold, a decrease from Q2 2025 production of 133,769 ounces. The decrease was driven by decreases at Kisladag, due to the planned lower tonnes and ore grade stacked, and at Efemcukuru, due to lower ore grade and recoveries, partially offset by higher production at Lamaque as a result of higher throughput and recoveries, which includes the positive impact of Ormaque ore following receipt of the operating authorization in March.
Gold sales in Q2 2026 were 102,691 ounces, a decrease from 131,489 ounces sold in Q2 2025. The lower sales volume reflects lower production at Kisladag and Efemcukuru, partially offset by higher production at Lamaque.
The average realized gold price was $4,379 per ounce sold in Q2 2026, an increase from $3,270 per ounce sold in Q2 2025.
Total revenue increased to $487.5 million in Q2 2026 from $451.7 million in Q2 2025 and to $1,019.9 million in the six months ended June 30, 2026, from $807.0 million in the six months ended June 30, 2025. The increases in both periods were due to the higher average realized gold price, partially offset by lower volumes sold.

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Production costs increased to $184.8 million in Q2 2026 from $162.2 million in Q2 2025 and to $373.0 million in the six months ended June 30, 2026 from $310.5 million in the six months ended June 30, 2025. Increases in both periods were driven by higher royalties in Turkiye and Greece, which accounted for approximately 23% and 53% of the increase to production costs for Q2 2026 and the six months ended June 30, 2026, respectively. The remainder relates primarily to increases in labour, contractors and maintenance in both the Turkiye operations, due to inflation and planned maintenance, as well as Lamaque due to deepening the production centre of the Triangle Mine.
Production costs include royalty expense, which increased to $33.8 million in Q2 2026 from $28.7 million in Q2 2025 and increased to $83.9 million in the six months ended June 30, 2026 from $50.9 million in the six months ended June 30, 2025. Increases in both periods were due to higher average realized gold prices and higher royalty rates, partially offset by lower volumes sold.
Total cash costs(5) averaged $1,432 per ounce sold in Q2 2026, an increase from $1,064 in Q2 2025, and $1,451 in the six months ended June 30, 2026 from $1,106 in the six months ended June 30, 2025. The increases in both the three and six-month periods were primarily due to higher production costs and lower volumes sold, partially offset by higher costs allocated to by-products.
AISC per ounce sold(5) averaged $1,926 in Q2 2026, an increase from $1,520 in Q2 2025, and $1,934 in the six months ended June 30, 2026 from $1,538 in the six months ended June 30, 2025. The increases in both periods were driven by higher total cash costs and lower volumes sold, partially offset by lower sustaining capital expenditures.
The Company reported net earnings attributable to shareholders from continuing operations of $172.8 million ($0.69 earnings per share) in Q2 2026 compared to net earnings of $139.0 million ($0.68 earnings per share) in Q2 2025 and net earnings of $309.2 million ($1.38 earnings per share) in the six months ended June 30, 2026 compared to net earnings of $211.0 million ($1.03 earnings per share) in the six months ended June 30, 2025. The increase in net earnings in both periods were driven by higher average realized gold prices, foreign exchange gains and lower depreciation, partially offset by lower volumes sold, higher production costs and higher income tax expense.
Adjusted net earnings(5) was $136.7 million ($0.54 adjusted earnings per share) in Q2 2026 compared to adjusted net earnings of $90.1 million ($0.44 adjusted earnings per share) in Q2 2025. Adjustments of non-recurring items in Q2 2026 include a reversal of $116.6 million of unrealized losses on derivative instruments, a $97.6 million realized loss on gold and copper commodity swaps relating to the Term Facility, a $47.4 million gain on deferred tax due to changes in the Turkish corporate income tax rate, and a $13.1 million expense relating to acquisition and integration costs.
Adjusted net earnings(5) was $325.0 million ($1.45 adjusted earnings per share) in the six months ended June 30, 2026 compared to adjusted net earnings of $146.5 million ($0.72 adjusted earnings per share) in the six months ended June 30, 2025. Adjustments of non-recurring items in the six months ended June 30, 2026 include a reversal of $96.6 million of unrealized losses on derivative instruments, a $97.6 million realized loss on gold and copper commodity swaps relating to the Term Facility, a $34.1 million loss on foreign exchange due to the translation of deferred tax balances, a $47.4 million gain on deferred tax due to changes in the Turkish corporate income tax rate, and a $20.8 million expense relating to acquisition and integration costs.
(5) These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosure for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this news release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's June 30, 2026 MD&A.

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Quarterly Operations Update

	3 months ended June 30,		6 months ended June 30,
	2026	2025	2026	2025
Consolidated
Gold produced (oz)	104,616	133,769	204,974	249,662
Gold sold (oz)	102,691	131,489	203,310	247,752
Production costs	$184.8	$162.2	$373.0	$310.5
Total cash costs ($/oz sold) (1,2)	$1,432	$1,064	$1,451	$1,106
All-in sustaining costs ($/oz sold) (1,2)	$1,926	$1,520	$1,934	$1,538
Sustaining capital expenditures (2)	$35.0	$44.1	$67.9	$76.9
Kisladag
Gold produced (oz)	19,108	46,058	47,447	90,377
Gold sold (oz)	19,389	45,290	47,700	89,628
Production costs	$41.6	$52.7	$98.3	$100.2
Total cash costs ($/oz sold) (1,2)	$2,050	$1,133	$1,958	$1,086
All-in sustaining costs ($/oz sold) (1,2)	$2,407	$1,324	$2,201	$1,232
Sustaining capital expenditures (2)	$5.6	$6.5	$9.0	$8.8
Lamaque
Gold produced (oz)	52,340	50,640	94,646	91,078
Gold sold (oz)	50,060	49,447	94,667	91,652
Production costs	$44.2	$36.1	$86.0	$71.9
Total cash costs ($/oz sold) (1,2)	$865	$721	$884	$774
All-in sustaining costs ($/oz sold) (1,2)	$1,192	$1,231	$1,276	$1,305
Sustaining capital expenditures (2)	$16.1	$25.4	$36.3	$48.1
Efemcukuru
Gold produced (oz)	18,019	21,093	33,413	40,400
Gold sold (oz)	18,345	20,779	33,518	38,569
Production costs	$38.7	$28.5	$76.3	$53.2
Total cash costs ($/oz sold) (1,2)	$1,926	$1,335	$2,053	$1,345
All-in sustaining costs ($/oz sold) (1,2)	$2,252	$1,667	$2,377	$1,613
Sustaining capital expenditures (2)	$5.7	$6.4	$10.3	$9.4
Olympias
Gold produced (oz)	15,125	15,978	29,444	27,807
Gold sold (oz)	14,897	15,973	27,425	27,903
Production costs	$60.3	$44.8	$112.4	$85.1
Total cash costs ($/oz sold) (1,2)	$1,923	$1,578	$1,788	$1,929
All-in sustaining costs ($/oz sold) (1,2)	$2,465	$1,967	$2,267	$2,341
Sustaining capital expenditures (2)	$7.6	$5.8	$12.2	$10.7
(1)Includes costs allocated to by-products.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of our MD&A for explanations and discussions of these non-IFRS financial measures or ratios.

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Kisladag
Kisladag produced 19,108 ounces of gold in Q2 2026 compared to 46,058 ounces in Q2 2025, with the decrease due to the planned lower tonnes while the operation continues accelerated waste removal from phase 6 and the western area. Ore grade decreased to 0.40 grams per tonne in Q2 2026 from 0.74 grams per tonne in Q2 2025, which, combined with the lower tonnage, resulted in lower recoverable ounces stacked during the quarter.
Production is expected to increase in the third quarter compared to the second quarter benefitting from increased throughput and grades.
Revenue decreased to $88.6 million in Q2 2026 from $150.4 million in Q2 2025, reflecting a decrease in gold ounces sold that was partially offset by the higher average realized gold price.
Production costs decreased to $41.6 million in Q2 2026 from $52.7 million in Q2 2025, driven by lower tonnes placed on the pad and gold produced, resulting in lower sales and royalty costs. This was partially offset by higher royalty rates, labour and contractor costs, maintenance and reagents used in water management. Lower gold production was primarily responsible for the increase in total cash costs per ounce sold to $2,050 in Q2 2026 from $1,133 in Q2 2025.
AISC per ounce sold increased to $2,407 in Q2 2026 from $1,324 in Q2 2025, primarily due to lower volumes sold and higher total cash costs.
Sustaining capital expenditures were $5.6 million in Q2 2026 and $9.0 million in the six months ended June 30, 2026, which primarily included planned equipment rebuilds and geometallurgical drilling. Growth capital investment of $32.6 million and $83.8 million in the three and six months ended June 30, 2026 was primarily waste stripping and associated equipment costs and continued construction of the North Heap Leach Pad ("NHLP") Phase 3, as well as one-time land purchases totalling $23.9 million required for the construction of the NHLP and North Rock Dump.
Kisladag incurred higher reagent costs as a result of increased water management activities following a period of higher‑than‑average precipitation that resulted in elevated water levels within site ponds. The Company continues to actively manage water balances across the operation, with a focus on continuing to maximize on‑site water capture and reuse in support of its sustainability objectives, and has constructed additional water storage capacity to enhance operational flexibility.
The current higher metal price environment has enabled further optimization of the Kisladag open pit. The Company is evaluating a pit shell based on a higher reserve gold price assumption of $2,100 per ounce, compared to the prior $1,700 pit shell, which is expected to open up the western area of the pit and support resource expansion in that area. To facilitate this opportunity and address ongoing geotechnical considerations within the open pit, waste stripping is expected to increase by approximately six to eight million tonnes in 2026 over initial plans.
Progress on construction of the whole ore agglomeration circuit, which is expected to increase permeability and reduce leach time, is on track with earthworks well underway and all long-lead items procured. Commissioning and ramp-up are expected in H1 2027.
The geometallurgical study, which characterized future mining phases and evaluated the benefits of additional screening for the high‑pressure grinding rolls, has been completed and the financial evaluation is underway. An investment decision on the additional screening is expected to be considered before year-end. Results from the associated drilling program have increased confidence in grade, ore classifications and recovery variability.
Overall, this mine optimization plan is expected to support improved sequencing of ore and waste movement and with implementation of whole ore agglomeration is expected to contribute to more consistent year‑over‑year operating performance over the longer term.
Lamaque
Lamaque produced 52,340 ounces of gold in Q2 2026, an increase of 3% from 50,640 ounces in Q2 2025. The increase was due to higher throughput, benefiting from strong mill performance and the receipt of the Ormaque operating authorization in March.
Production in the third quarter is expected to be similar to the second quarter.
Revenue increased to $223.4 million in Q2 2026 from $164.8 million in Q2 2025, primarily due to the higher average realized price combined with an increase in gold ounces sold during the quarter.

14

Production costs increased to $44.2 million in Q2 2026 from $36.1 million in Q2 2025, reflecting higher costs and higher volume sold. As the centre of production at the Triangle Mine deepens, additional costs are incurred for haulage, equipment (including maintenance) and personnel requirements. Total cash costs per ounce sold increased to $865 in Q2 2026 from $721 in Q2 2025 due to higher costs, including mining costs for Ormaque, partially offset by modestly higher ounces sold.
AISC per ounce sold was $1,192 in Q2 2026 compared to $1,231 in Q2 2025, primarily due to lower sustaining capital, partially offset by the increase in total cash costs per ounce sold.
Sustaining capital expenditures of $16.1 million in Q2 2026 and $36.3 million in the six months ended June 30, 2026 primarily included underground development, equipment rebuilds, delineation drilling and purchases. Growth capital investment of $38.3 million in Q2 2026 and $66.1 million in the six months ended June 30, 2026 was primarily related to Ormaque development, construction of the paste plant, construction of the north basin water management structure, and continued ramp development at the Triangle Mine.
Efemcukuru
Efemcukuru produced 18,019 ounces of gold in Q2 2026 compared to 21,093 ounces in Q2 2025. The decrease was primarily due to lower ore grade, which decreased to 4.64 grams per tonne in Q2 2026 from 5.75 grams per tonne in Q2 2025, partially offset by higher mill throughput.
Production in the third quarter is expected to be similar to the second quarter.
Revenue increased to $76.8 million in Q2 2026 from $70.7 million in Q2 2025. The increase was driven by the higher average realized gold price, partially offset by lower gold ounces sold.
Production costs increased to $38.7 million in Q2 2026 from $28.5 million in Q2 2025, primarily due to higher royalty expense as a result of higher gold prices, as well as increased labour and maintenance costs. On a per ounce sold basis, higher royalties and direct operating costs combined with lower gold production resulted in an increase total cash costs per ounce sold to $1,926 in Q2 2026 from $1,335 in Q2 2025.
AISC per ounce sold increased to $2,252 in Q2 2026 from $1,667 in Q2 2025, primarily due to higher total cash costs.
Sustaining capital expenditures of $5.7 million in Q2 2026 and $10.3 million in the six months ended June 30, 2026 were primarily underground development and equipment rebuilds. Growth capital investment of $5.8 million in Q2 2026 and $8.2 million in the six months ended June 30, 2026 related to development costs at Bati, portal development at Kokarpinar, and construction of a water pond and mine rock storage facility.
Olympias
Olympias produced 15,125 ounces of gold in Q2 2026 compared to 15,978 ounces in Q2 2025, driven by lower gold grades, partially offset by a stable ore blend and flotation performance which resulted in increased metal recoveries.
Production in the third quarter is expected to increase, benefitting from increased throughput over the second quarter.
Revenue increased to $98.6 million in Q2 2026 from $65.9 million in Q2 2025, due to the higher average realized gold price, partially offset by lower ounces sold.
Production costs increased to $60.3 million in Q2 2026 from $44.8 million in Q2 2025 driven by higher labour costs and royalties as a result of higher gold prices, partially offset by lower gold sales. On a per ounce sold basis, higher royalties and higher direct operating costs, partially offset by higher by-product credits, increased total cash costs per ounce sold to $1,923 in Q2 2026 from $1,578 in Q2 2025.
AISC per ounce sold increased to $2,465 in Q2 2026 from $1,967 in Q2 2025 primarily due to higher total cash costs combined with higher sustaining capital expenditures.
Sustaining capital expenditures of $7.6 million in Q2 2026 and $12.2 million in the six months ended June 30, 2026 primarily included underground development, underground resource classification drilling, filter press refurbishment, and mobile mining equipment rebuilds and purchases. Growth capital investment of $14.3 million in Q2 2026 and $22.3 million in the six months ended June 30, 2026 was primarily related to the mill expansion project and to a lesser extent underground development.

15

At Olympias, production has stabilized over the past three quarters, with flotation recoveries returning to modelled levels. Completion of the 650 ktpa expansion is expected by the end of 2026, with ramp‑up anticipated in the first quarter of 2027.
For further information on the Company's operating results for the second quarter of 2026, please see the Company’s MD&A filed on SEDAR+ at www.sedarplus.com under the Company’s profile.

Conference Call
A conference call to discuss the details of the Company’s Second Quarter 2026 Results will be held by senior management on Friday, July 31, 2026 at 11:30 AM ET (8:30 AM PT). The call will be webcast and can be accessed at Eldorado’s website: www.eldoradogold.com or via this link:
https://event.choruscall.com/mediaframe/webcast.html?webcastid=KlTNaz6C
Participants may elect to pre-register for the conference call via this link: https://dpregister.com/sreg/10209854/10438a8dd8a
Upon registration, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call.

Conference Call Details		Replay (available until Sept. 11, 2026)
Date:	July 31, 2026	Vancouver:	+1 412 317 0088
Time:	11:30 AM ET (8:30 AM PT)	Toll Free:	+1 855 669 9658
Dial in:	+1 647 846 2782	Access code:	6422557
Toll free:	+1 833 752 3325

About Eldorado
Eldorado is a gold, copper and base metals producer with mining, development and exploration operations in Canada, Greece and Turkiye. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).
Contact
Investor Relations
Lynette Gould, VP, Investor Relations, Communications & External Affairs
647 271 2827 or 1 888 353 8166
lynette.gould@eldoradogold.com

Media
Chad Pederson, Director, Communications and Public Affairs
236 885 6251 or 1 888 353 8166
chad.pederson@eldoradogold.com

16

Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this news release, including earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, free cash flow, free cash flow excluding Skouries and McIlvenna Bay, and cash flow from operating activities before changes in working capital.
Please see the June 30, 2026 MD&A for explanations and discussion of these non-IFRS and other financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the performance of our gold mining operations and its ability to generate positive cash flow. These non-IFRS and other financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
We believe that our use of total cash costs per ounce sold and all-in sustaining costs per ounce sold will assist analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, assessing our operating performance, and our ability to generate free cash flow from gold operations. Due to the capital-intensive nature of the industry and the long useful lives over which these assets are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is generated by a mine, and therefore we believe these measures are useful non-IFRS operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization. Certain additional disclosures for these and other financial measures and ratios have been incorporated by reference and can be found in the section 'Non-IFRS and Other Financial Measures and Ratios' in the June 30, 2026 MD&A available on SEDAR+ at www.sedarplus.com and on the Company's website under the 'Investors' section.

EBITDA, Adjusted EBITDA
Our reconciliation of EBITDA and Adjusted EBITDA to earnings from continuing operations before income tax, the most directly comparable IFRS measure, is presented below.

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Earnings before income tax (1)	$227.2	$172.2	$473.9	$214.5
Depreciation and amortization (2)	54.7	66.4	109.1	127.0
Interest income	(5.4)	(9.0)	(13.1)	(17.2)
Finance costs	10.2	0.7	24.1	12.9
EBITDA	$286.6	$230.3	$594.1	$337.2
Realized loss on gold and copper derivative instruments	97.6	—	97.6	—
Unrealized (gain) loss on derivative instruments	(116.6)	(18.7)	(96.6)	44.7
Acquisition and integration costs	13.1	—	20.8	—
Loss (gain) on disposal of assets	0.2	0.2	0.6	(7.1)
Share of loss from associate	0.2	—	0.4	—
Adjusted EBITDA	$281.1	$211.8	$616.8	$374.8
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.
(2)Includes depreciation within general and administrative expenses.

17

Adjusted Net Earnings Attributable to Shareholders
Our reconciliation of adjusted net earnings (loss) and adjusted net earnings (loss) per share to net earnings (loss) from continuing operations attributable to shareholders of the Company, the most directly comparable IFRS measure, is presented below.

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Net earnings attributable to shareholders of the Company (1)	$172.8	$139.0	$309.2	$211.0
Loss (gain) on foreign exchange translation of deferred tax balances	15.8	(22.8)	34.1	(26.3)
Decrease (increase) in fair value of redemption option derivatives	1.5	(7.3)	7.3	(7.9)
Realized loss on gold and copper derivative instruments	97.6	—	97.6	—
Unrealized (gain) loss on derivative instruments	(116.6)	(18.7)	(96.6)	44.7
Acquisition and integration costs	13.1	—	20.8	—
Gain on deferred tax due to changes in tax rates	(47.4)	—	(47.4)	—
Tax recovery on recognition of deferred tax asset	—	—	—	(73.5)
Discount on sale of marketable securities	—	—	(0.1)	5.1
Gain on sale of mining licenses	—	—	—	(6.5)
Share of loss from associate	0.2	—	0.4	—
Tax effect on adjustments	(0.2)	—	(0.2)	—
Total adjusted net earnings	$136.7	$90.1	$325.0	$146.5
Weighted average shares outstanding (thousands)	251,453	204,907	224,741	204,835
Adjusted net earnings per share ($/share)	$0.54	$0.44	$1.45	$0.72
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.

18

Reconciliation of Total Cash Costs, Total Cash Cost per Ounce Sold, AISC, and AISC per Ounce Sold to Production Costs
Our reconciliation of total cash costs, total cash costs per ounce sold, AISC, and AISC per Ounce Sold to production costs, the most directly comparable IFRS measure, is presented below.
For the three months ended June 30, 2026:

	Kisladag	Lamaque	Efemcukuru	Olympias	Corporate (3)	Total
Direct operating costs	$51.1	$42.4	$23.0	$43.3	$—	$159.6
Transportation and selling costs	0.2	0.1	3.2	3.1	—	$6.7
Inventory change (1)	(17.2)	(1.3)	0.2	3.0	—	($15.3)
Royalty expense	7.5	3.0	12.3	11.0	—	$33.8
Production costs	$41.6	$44.2	$38.7	$60.3	$—	$184.8
Costs allocated to by-products	(1.8)	(0.9)	(3.3)	(33.3)	—	($39.4)
Treatment and refining costs (2)	—	—	—	1.7	—	$1.7
Total cash costs	$39.7	$43.3	$35.3	$28.7	$—	$147.0
Corporate & allocated G&A	—	—	—	—	13.4	$13.4
Exploration costs	—	0.1	—	—	—	$0.1
Reclamation costs and amortization	1.3	0.2	0.3	0.4	—	$2.3
Sustaining capital	5.6	16.1	5.7	7.6	—	$35.0
All-in sustaining costs	$46.7	$59.7	$41.3	$36.7	$13.4	$197.8
Gold oz sold	19,389	50,060	18,345	14,897	—	102,691
Total cash costs/oz	$2,050	$865	$1,926	$1,923	$—	$1,432
AISC/oz	$2,407	$1,192	$2,252	$2,465	$130	$1,926
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.
(2)Included in revenue.
(3)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.
For the six months ended June 30, 2026:

	Kisladag	Lamaque	Efemcukuru	Olympias	Corporate (3)	Total
Direct operating costs	$90.4	$80.4	$43.7	$82.4	$—	$296.8
Transportation and selling costs	0.3	0.2	6.0	5.6	—	$12.2
Inventory change (1)	(20.3)	(0.3)	—	0.6	—	($20.0)
Royalty expense	27.9	5.6	26.6	23.8	—	$83.9
Production costs	$98.3	$86.0	$76.3	$112.4	$—	$373.0
Costs allocated to by-products	(4.9)	(2.3)	(7.5)	(65.3)	—	($80.0)
Treatment and refining costs (2)	—	—	—	2.0	—	$2.0
Total cash costs	$93.4	$83.7	$68.8	$49.0	$—	$294.9
Corporate & allocated G&A	—	—	—	—	25.5	$25.5
Exploration costs	—	0.5	—	—	—	$0.5
Reclamation costs and amortization	2.5	0.4	0.6	0.9	—	$4.4
Sustaining capital	9.0	36.3	10.3	12.2	—	$67.9
All-in sustaining costs	$105.0	$120.8	$79.7	$62.2	$25.5	$393.2
Gold oz sold	47,700	94,667	33,518	27,425	—	203,310
Total cash costs/oz	$1,958	$884	$2,053	$1,788	$—	$1,451
AISC/oz	$2,201	$1,276	$2,377	$2,267	$125	$1,934
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.
(2)Included in revenue.
(3)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

19

For the three months ended June 30, 2025:

	Kisladag	Lamaque	Efemcukuru	Olympias	Corporate (3)	Total
Direct operating costs	$40.9	$35.5	$19.6	$38.5	$—	$134.5
Transportation and selling costs	0.3	0.1	2.7	2.3	—	$5.4
Inventory change (1)	(1.8)	(1.4)	(0.3)	(3.0)	—	($6.5)
Royalty expense	13.3	1.9	6.5	6.9	—	$28.7
Production costs	$52.7	$36.1	$28.5	$44.8	$—	$162.2
Costs allocated to by-products	(1.4)	(0.5)	(1.8)	(21.4)	—	($25.0)
Treatment and refining costs (2)	—	—	1.0	1.8	—	$2.8
Total cash costs	$51.3	$35.6	$27.7	$25.2	$—	$139.9
Corporate & allocated G&A	0.4	—	0.3	—	13.0	$13.7
Exploration costs	—	(0.2)	—	—	—	($0.2)
Reclamation costs and amortization	1.8	0.1	0.2	0.4	—	$2.5
Sustaining capital	6.5	25.4	6.4	5.8	—	$44.1
All-in sustaining costs	$60.0	$60.9	$34.6	$31.4	$13.0	$199.9
Gold oz sold	45,290	49,447	20,779	15,973	—	131,489
Total cash costs/oz	$1,133	$721	$1,335	$1,578	$—	$1,064
AISC/oz	$1,324	$1,231	$1,667	$1,967	$99	$1,520
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.
(2)Included in revenue.
(3)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.
For the six months ended June 30, 2025:

	Kisladag	Lamaque	Efemcukuru	Olympias	Corporate (3)	Total
Direct operating costs	$82.9	$66.8	$37.4	$73.0	$—	$260.2
Transportation and selling costs	0.4	0.2	5.4	4.2	—	$10.2
Inventory change (1)	(7.0)	1.5	(1.7)	(3.6)	—	($10.8)
Royalty expense	23.9	3.3	12.2	11.5	—	$50.9
Production costs	$100.2	$71.9	$53.2	$85.1	$—	$310.5
Costs allocated to by-products	(2.9)	(0.9)	(3.3)	(34.3)	—	($41.4)
Treatment and refining costs (2)	—	—	1.9	3.0	—	$4.9
Total cash costs	$97.4	$70.9	$51.9	$53.8	$—	$274.0
Corporate & allocated G&A	0.7	—	0.7	—	23.5	$24.9
Exploration costs	—	0.4	—	—	—	$0.4
Reclamation costs and amortization	3.6	0.2	0.3	0.8	—	$4.9
Sustaining capital	8.8	48.1	9.4	10.7	—	$76.9
All-in sustaining costs	$110.4	$119.6	$62.2	$65.3	$23.5	$381.1
Gold oz sold	89,628	91,652	38,569	27,903	—	247,752
Total cash costs/oz	$1,086	$774	$1,345	$1,929	$—	$1,106
AISC/oz	$1,232	$1,305	$1,613	$2,341	$95	$1,538
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.
(2)Included in revenue.
(3)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

20

Reconciliations of adjustments within AISC to the most directly comparable IFRS measures are presented below.
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
General and administrative expenses (from consolidated statement of operations)	$12.1	$10.6	$23.3	$18.7
Add:
Share-based payments expense	2.8	4.2	6.4	8.5
Less:
Integration costs	(1.1)	—	(1.1)	—
Depreciation in general and administrative expenses	(0.5)	(0.5)	(0.9)	(0.9)
Business development	0.5	(0.2)	(1.1)	(0.5)
Development projects	(0.6)	(0.4)	(1.1)	(0.9)
Corporate and allocated general and administrative expenses per AISC	$13.4	$13.7	$25.5	$24.9

Reconciliation of exploration and evaluation costs included in All-in Sustaining Costs:

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Exploration and evaluation expense (from consolidated statement of operations) (1)	$15.0	$7.3	$24.3	$14.2
Add:
Capitalized exploration cost related to operating gold mines	0.1	(0.2)	0.5	0.4
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(15.0)	(7.3)	(24.3)	(14.2)
Exploration and evaluation costs per AISC	$0.1	($0.2)	$0.5	$0.4
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Asset retirement obligation accretion (from notes to the consolidated financial statements) (1)	$1.5	$1.5	$3.0	$3.0
Add:
Depreciation related to asset retirement obligation assets	1.0	1.2	1.9	2.4
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.2)	(0.5)	(0.5)
Reclamation costs and amortization per AISC	$2.3	$2.5	$4.4	$4.9
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.

21

Sustaining and Growth Capital
Our reconciliation of growth capital investment and sustaining capital expenditure at operating gold mines to additions to property, plant and equipment, the most directly comparable IFRS measure, is presented below.

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Additions to property, plant and equipment (from segment note in the consolidated financial statements) (1)	$441.3	$240.9	$759.3	$414.1
Growth and development project capital investment - gold mines	(93.2)	(47.0)	(185.6)	(85.7)
Growth and development project capital investment - other	(308.9)	(148.8)	(499.1)	(248.5)
Sustaining capital exploration	(0.1)	0.2	(0.5)	(0.4)
Sustaining capitalized depreciation	(3.4)	—	(6.1)	—
Sustaining leases	(0.7)	(1.2)	(0.2)	(2.5)
Sustaining capital expenditure at operating gold mines	$35.0	$44.1	$67.9	$76.9
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.

Average Realized Gold Price per Ounce Sold
Our reconciliation of average realized gold price per ounce sold to revenue, the most directly comparable IFRS measure, is presented below.
For the three months ended June 30, 2026:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$88.6	$—	($1.8)	$86.8	19,389	$4,477
Lamaque	223.4	—	(0.9)	222.5	50,060	4,445
Efemcukuru	76.8	—	(3.3)	73.4	18,345	4,003
Olympias	98.6	1.7	(33.3)	67.0	14,897	4,494
Total consolidated	$487.5	$1.7	($39.4)	$449.7	102,691	$4,379
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the six months ended June 30, 2026:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$234.3	$—	($4.9)	$229.4	47,700	$4,810
Lamaque	443.0	—	(2.3)	440.7	94,667	4,655
Efemcukuru	155.4	—	(7.5)	147.9	33,518	4,413
Olympias	187.1	2.0	(65.3)	123.8	27,425	4,513
Total consolidated	$1,019.9	$2.0	($80.0)	$941.8	203,310	$4,632
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

22

For the three months ended June 30, 2025:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$150.4	$—	($1.4)	$149.0	45,290	$3,289
Lamaque	164.8	—	(0.5)	164.3	49,447	3,323
Efemcukuru	70.7	1.0	(1.8)	69.9	20,779	3,364
Olympias	65.9	1.8	(20.8)	46.8	15,973	2,932
Total consolidated	$451.7	$2.8	($24.5)	$430.0	131,489	$3,270
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the six months ended June 30, 2025:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$279.6	$—	($2.9)	$276.7	89,628	$3,087
Lamaque	286.8	—	(0.9)	285.9	91,652	3,119
Efemcukuru	128.2	1.9	(3.3)	126.8	38,569	3,287
Olympias	112.4	3.0	(33.7)	81.6	27,903	2,926
Total consolidated	$807.0	$4.9	($40.8)	$771.1	247,752	$3,112
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

Free Cash Flow and Free Cash Flow Excluding Skouries and McIlvenna Bay
Our reconciliations of free cash flow and free cash flow excluding Skouries and McIlvenna Bay to net cash generated from operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Net cash generated from operating activities (1)	$149.5	$158.2	$290.9	$288.6
Less: Cash used in investing activities	(361.1)	(217.2)	(591.4)	(222.0)
Less: Proceeds from sale of mining licenses	(2.0)	(2.5)	(2.0)	(2.5)
Add (less): Purchase (proceeds from sale) of marketable securities	3.1	—	(37.1)	(155.1)
Less: Cash received from acquisition of subsidiary	(159.1)	—	(159.1)	—
Add: Acquisition and integration costs	20.8	—	20.8	—
Add: Purchase of investment in associate	14.7	—	14.7	—
Free cash flow	($334.1)	($61.6)	($463.2)	($91.0)
Add: Skouries cash capital expenditures	233.1	112.1	416.7	200.3
Add: McIlvenna Bay cash capital expenditures	119.2	—	119.2	—
Add: Capitalized interest paid (2)	22.6	10.9	31.1	20.0
Free cash flow excluding Skouries and McIlvenna Bay	$40.9	$61.5	$103.8	$129.4
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.
(2)Includes interest from the Senior Notes, the Term Facility and the Sprott Credit Facility.

23

Cash Flow from Operating Activities before Changes in Working Capital
Our reconciliation of cash flow from operating activities before changes in working capital to net cash generated from operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Net cash generated from operating activities (1)	$149.5	$158.2	$290.9	$288.6
(Less) add: Changes in non-cash working capital	(46.4)	43.8	(0.7)	49.9
Cash flow from operating activities before changes in working capital	$103.1	$202.0	$290.2	$338.5
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.

24

Forward-looking Statements and Information
Certain of the statements made and information provided in this news release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipate”, “believe”, “budget”, “continue”, “commitment”, “confident”, “estimate”, “expect”, "focus", “forecast”, “foresee”, “future”, “goal”, “guidance”, “intend”, “opportunity”, “outlook”, “plan”, “potential”, “project”, “prospective”, “schedule”, “strive”, “target”, “underway”, "working" or the negatives thereof or variations of such words and phrases or similar words or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.
Forward-looking statements or information contained in this news release include, but is not limited to, statements or information with respect to: the Company’s 2026 annual production guidance (both for the Company and by material property) and relative production through the year; cost guidance (including expected total cash costs and average AISC); expected changes to Eldorado's management team and Board and the timing in relation thereto; the payment of regular quarterly dividends under our dividend program, including the third quarter dividend payable date; expected mine life; with respect to Skouries: our expectation of first concentrate production in Q3 and commercial production in Q4 2026; our expectations that we are in the final process with other counterparties to conclude concentrate agreements covering production through 2029; projected gold production and copper production; expected project capital and accelerated operational capital and the timing thereof; our belief that we are well positioned for start up, including our expectations of our ore stockpile to provide the ore feed required through 2026 and support a lower-risk commissioning and first year of production; our expectation that open pit and underground ore mining will continue for the balance of 2026 and will be blended to maximize cash flow with lower value ore being stockpiled for future years; expected progress on construction activities and commissioning activities; expected timing and development of test stopes; expected total workforce and our expectation of labour resources; and expected completion of job familiarization training at both the Skouries and Olympias sites; with respect to Kisladag: our evaluation of a pit shell and expected benefits thereof, and our expectation of increased waste stripping; our expectations and progress of the whole ore agglomeration circuit, including expectations to increase permeability and reduce leach time; expected timing of commissioning and ramp-up; expectations of an investment decision on the additional screening from the geometallurgical study and timing thereof; and our expectations of the mine optimization plan; with respect to Olympias: expected completion of the 650 ktpa expansion by the end of 2026 and anticipated ramp-up in the first quarter of 2027; with respect to McIlvenna Bay: our expectations that operation is ramping up toward commercial production later in the third quarter; our expectations that the mine is expected to have a long life and is supported by a robust resource base, with highly prospective exploration upside across the broader district, including the nearby Tesla Zone; expected costs and capital expenditures; operating and ramp-up activities, and progress thereof; expectations of initial Mineral Resource for Tesla and an updated Technical Report, and expected timing thereof; our expectations relating to jurisdiction and infrastructure and benefits thereof; integration of McIlvenna Bay; expectations of a study to evaluate an expansion of the processing facility and benefits thereof; expected commissioning of the silver-lead circuit and timing thereof; our view of the district-scale geological potential to deliver future satellite development opportunities; and our exploration program, core scanning programs, and geophysical surveys; the date of the conference call on July 31, 2026; and generally our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.
Forward-looking statements and forward-looking information by their nature are based on a number of assumptions that management considers reasonable. However, if such assumptions prove to be inaccurate, then actual results, activities, performance, or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning, among other things: timing, costs and results of our construction and development activities, improvements and exploration, including at the Skouries Project, the McIlvenna Bay Project and our other operating mines and development projects; the current or future price of gold, copper and other commodities; the availability of financing for our exploration, development and operating activities and our ability to access existing project funding and remain in compliance with all covenants and contractual commitments related thereto; the geopolitical, economic, permitting and legal climate that we operate in, including recent disruptions to shipping operations in the Strait of Hormuz and Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market; availability of labour resources, including for construction, development and improvements activities; our ability to integrate the assets of Foran Mining Corporation, advance its exploration and development assets and to realize anticipated synergies and benefits therefrom; general business and economic conditions, including interest rates, inflation, commodity and power prices, credit and financial market conditions and the impact of foreign exchange rates and tax rates and related

25

frameworks; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; Mineral Reserves and Mineral Resources; our ability to develop, finalize and execute on our updated five-year strategic plan through 2030; acts of governments and the outcome of any legal or regulatory proceedings or other disputes that we may be involved in; our ability to continue to make purchases under our normal course issuer bid and to pay dividends; the impact of acquisitions, dispositions, suspensions or delays on our business; our ability to manage and mitigate the risks associated with our use of technology and artificial intelligence; the expected vesting and redemption outcomes under our compensation securities; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables; the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the effectiveness of our hedging programs; and our ongoing relations with regulators, communities, and our partners.
More specifically, with respect to the Skouries Project and updates, we have made additional assumptions regarding: our ability and our contractors’ ability to recruit and retain labour resources within the required timeline; labour productivity, rates, and expected hours; inflation rates; the expected scope of project management frameworks; our ability to continue executing our plans relating to the Skouries Project on the estimated existing project timeline and consistent with the current planned project scope; the timeliness of shipping for important or critical items; our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; our ability to obtain the requisite inspections and approvals for energization of the power supply from the power authority in a timely manner; the absence of further previously unidentified archaeological discoveries which would delay construction of various portions of the project; the future price of gold, copper, and other commodities; and the broader community engagement and social climate in respect of the Skouries Project.
In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this news release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Forward-looking statements or information contained in this news release are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements or information, including, but not limited to: commodity price risk; construction and development risks at the Skouries Project, the McIlvenna Bay Project and our other construction and development projects; changing political, economic and social conditions, including changes in governments or political systems, ongoing market uncertainty and global or regional geopolitical events, conflicts or disruptions; risks relating to our operations in foreign jurisdictions; risks related to production and processing; risks related to our improvement projects; our ability to integrate the assets of Foran Mining Corporation, advance its exploration and development assets and to realize anticipated synergies and benefits therefrom on the timelines expected or at all; delays and risks relating to surface construction, commissioning activities, ramp-up, and commercial production at McIlvenna Bay; our ability to obtain reliable supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables, including risks from volatility and inflationary pressures as a result from the ongoing international conflict in Iran; inflation risk; risks related to fluctuations in the currency markets, including the Euro, Turkish lira, Canadian dollar and United States dollar; community relations and social license; environmental matters; geotechnical and hydrogeological structures, conditions or failures, including our ability to completely understand such structures and to mitigate such conditions or failures at a reasonable cost or at all; regulatory requirements as they relate to mine plan approvals; compliance with the Extractive Sector Transparency Measures Act (Canada); waste disposal; mineral tenure; permits, licenses and other authorizations; non-governmental organizations; reputational issues; climate change, including risks related to forest fires and water management; water collection, treatment and disposal operations at our mines, including the ability to manage unexpectedly large quantities of water; risk of spills or failure from our tailings operations (including circumstances beyond our control such as extreme weather, seismic events, prolonged droughts or heavy rainfall); environmental risks from our heap leaching operations, including hazardous materials management of our use of cyanide; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; risks related to replacement of Mineral Reserves; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic or similar public health threats; regulated substances; acquisitions, including integration risks; dispositions; co-ownership of our properties;

26

investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings; total cash costs per ounce and all in sustaining costs, including in relation to the market price of gold and the Company’s profitability; interest rate risk; credit risk; tax matters; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; the global economic environment; labour risks (availability of labour resources, including for construction, development and improvements activities, and their productivity; and risks relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors, reclamation and long-term obligations); turnover and attrition rates of labour, and related impacts thereto; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks related to title and surface rights; risks relating to environmental, sustainability, health and safety, and governance matters; technology and cybersecurity risks; corruption, bribery, and sanctions; litigation and contracts; conflicts of interest; compliance with applicable laws, legislation and regulations; dividends; tariffs and other trade barriers; and those risk factors discussed in the section titled “Risk Factors in Our Business” in the Company’s most recent Annual Information Form and Form 40-F. The reader is directed to carefully review our most recent Annual Information Form, Form 40-F and other regulatory filings filed on SEDAR+ and EDGAR under our Company name for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
With respect to the Skouries Project, these risks, uncertainties and other factors may cause further delays in the completion of the construction and commissioning at the Skouries Project which in turn may cause delays in the commencement of production, and further increase to the costs of the Skouries Project. The specific risks, uncertainties and other factors include, among others: our ability, and the ability of our construction contractors to recruit the required number of personnel (both skilled and unskilled) with required skills within the required timelines, and to manage changes to workforce numbers through the construction of the Skouries Project; our ability to recruit personnel having the requisite skills, experience, and ability to work on site; our ability to efficiently manage the transitions from construction to commission to operations; our ability to increase productivity by, among other things, adding or modifying labour shifts; rising labour costs or costs of key inputs such as materials, power and fuel; risks related to any unanticipated critical equipment defects or failures during the commissioning and ramp-up of operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations, and/or the ability of contractors to perform at required levels and according to baseline schedules and any commercial disputes that may arise from a contractor’s failure to meet these requirements; the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality; impacts to overhead costs related to the schedule; our ability to construct key infrastructure within the required timelines, including the process plant, filter plant, substation, waste management facilities, embankments, tailings conveyors, water management infrastructure, and control centre; the timely receipt of necessary permits and authorizations; differences between projected and actual degree of pre-strip required in the open pit; variability in metallurgical recoveries and concentrate quality due to factors such as extent and intensity of oxidation or presence of transition minerals; presence of additional structural features impacting hydrological and geotechnical considerations; variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails; distribution of sulfides that may dilute concentrate and change the characteristics of tailings; unexpected disruptions to operations due to protests, non-routine regulatory inspections, road conditions, or labour unrest; unexpected inclement weather and climate events, including wildfires, short and long duration rainfall and floods and other extreme weather events; our ability to meet pre-commercial producing mining or underground development targets; unexpected results from underground stopes; new archaeological discoveries requiring the completion of a regulatory process; changes in support from local communities; and our ability to meet the expectations of communities, governments, and stakeholders related to the Skouries Project. Our project capital and accelerated operational capital costs at Skouries are incurred primarily in Euros but are reported in US dollars and are therefore sensitive to fluctuations in the EUR/USD exchange rate.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities

27

regulatory authorities in Canada and the United States. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.
Qualified Persons and Disclosure of Mineral Resources
Except as otherwise noted, Simon Hille, FAusIMM, Executive Vice President and Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific and technical information contained in this news release and verifying the technical data disclosed in this document relating to our operating mines and development projects.
Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this news release for the Quebec projects.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

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Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at June 30, 2026 and December 31, 2025
(Unaudited – in thousands of U.S. dollars)

	Note	June 30, 2026	December 31, 2025

ASSETS
Current assets
Cash and cash equivalents		$554,562	$869,356
Accounts receivable and other	5	207,797	279,212
Inventories	6	415,636	297,165
Current derivative assets	17	1,356	2,051
		1,179,351	1,447,784
Deferred tax assets		48,167	37,076
Other assets	7	104,514	144,479
Investment in associate		123,799	109,423
Non-current derivative assets	17	5,970	10,380
Property, plant and equipment		8,251,616	4,885,564
Goodwill	4	538,772	92,591
		$10,252,189	$6,727,297
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$651,735	$630,310
Current portion of lease liabilities		5,372	6,024
Current portion of debt	8	231,749	47,968
Current portion of asset retirement obligation		6,610	7,886
Current derivative liabilities	17	2,502	96,879
		897,968	789,067
Debt	8	1,518,164	1,227,084
Lease liabilities		7,850	8,575
Employee benefit plan obligations		14,595	13,747
Asset retirement obligations		144,287	135,071
Non-current derivative liabilities	17	8,669	16,254
Deferred income tax liabilities		796,229	254,420
		3,387,762	2,444,218
Equity
Share capital	13	5,695,878	3,341,760
Shares held in trust for restricted share units	13	(19,087)	(16,035)
Contributed surplus		2,493,742	2,537,197
Accumulated other comprehensive loss		(31,302)	(11,553)
Deficit		(1,277,628)	(1,572,080)
Total equity attributable to shareholders of the Company		6,861,603	4,279,289
Attributable to non-controlling interests		2,824	3,790
		6,864,427	4,283,079
		$10,252,189	$6,727,297

Commitments and contractual obligations (Note 16)
Events after the reporting date (Note 13(b))

Approved on behalf of the Board of Directors

    (signed) Teresa Conway     Director            (signed) George Burns    Director

Date of approval: July 30, 2026

Please see the condensed consolidated interim financial statements dated June 30, 2026 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and six months ended June 30, 2026 and 2025
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2026	2025	2026	2025
Revenue
Metal sales	9	$487,456	$451,724	$1,019,884	$806,969

Cost of sales
Production costs		184,788	162,158	373,001	310,469
Depreciation and amortization		54,243	65,963	108,237	126,132
		239,031	228,121	481,238	436,601

Earnings from mine operations		248,425	223,603	538,646	370,368

Exploration and evaluation expenses		14,983	7,253	24,292	14,243
Mine standby costs		6,050	4,656	10,764	8,787
General and administrative expenses		12,121	10,608	23,285	18,688
Share-based payments expense	14	2,827	4,183	6,434	8,545
Write-down of assets		614	2,476	1,103	5,165
Foreign exchange (gain) loss		(13,866)	18,524	(34,233)	24,808
Acquisition costs	4	11,470	—	19,164	—
Earnings from operations		214,226	175,903	487,837	290,132

Other income (expense)	10	23,111	(3,012)	10,208	(62,739)
Finance costs	11	(10,166)	(669)	(24,129)	(12,913)
Earnings from continuing operations before income tax		227,171	172,222	473,916	214,480
Income tax expense	12	54,502	33,295	165,509	687
Net earnings from continuing operations		172,669	138,927	308,407	213,793
Net loss from discontinued operations, net of tax		—	(4,123)	—	(5,456)
Net earnings for the period		$172,669	$134,804	$308,407	$208,337

Net earnings (loss) attributable to:
Shareholders of the Company		172,817	138,009	309,196	210,411
Non-controlling interests		(148)	(3,205)	(789)	(2,074)
Net earnings for the period		$172,669	$134,804	$308,407	$208,337

Net earnings (loss) attributable to shareholders of the Company:
Continuing operations		172,817	138,999	309,196	210,982
Discontinued operations		—	(990)	—	(571)
		$172,817	$138,009	$309,196	$210,411

Net (loss) earnings attributable to non-controlling interests:
Continuing operations		(148)	(72)	(789)	2,811
Discontinued operations		—	(3,133)	—	(4,885)
		$(148)	$(3,205)	$(789)	$(2,074)

Weighted average number of shares outstanding:
Basic	13	251,453,420	204,906,884	224,740,512	204,834,871
Diluted	13	253,972,129	206,960,823	227,547,127	206,734,858

Net earnings per share attributable to shareholders of the Company:
Basic earnings per share		$0.69	$0.67	$1.38	$1.03
Diluted earnings per share		$0.68	$0.67	$1.36	$1.02

Net earnings per share attributable to shareholders of the Company - Continuing operations:
Basic earnings per share		$0.69	$0.68	$1.38	$1.03
Diluted earnings per share		$0.68	$0.67	$1.36	$1.02

Please see the condensed consolidated interim financial statements dated June 30, 2026 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income
For the three and six months ended June 30, 2026 and 2025
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Net earnings for the period	$172,669	$134,804	$308,407	$208,337
Other comprehensive (loss) income:
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities	(85)	7,418	195	29,937
Income tax recovery (expense) on change in fair value of investments in marketable securities	14	(985)	(31)	(4,006)
Actuarial (loss) gain on employee benefit plans	(425)	235	(228)	420
Income tax recovery (expense) on employee benefit plans	102	(57)	55	(101)
Total other comprehensive (loss) income for the period	(394)	6,611	(9)	26,250
Total comprehensive income for the period	$172,275	$141,415	$308,398	$234,587

Total comprehensive income (loss) attributable to:
Shareholders of the Company	172,423	144,620	309,187	236,661
Non-controlling interests	(148)	(3,205)	(789)	(2,074)
	$172,275	$141,415	$308,398	$234,587

Please see the condensed consolidated interim financial statements dated June 30, 2026 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and six months ended June 30, 2026 and 2025
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2026	2025	2026	2025
Cash flows generated from (used in):
Operating activities
Net earnings from continuing operations		$172,669	$138,927	$308,407	$213,793
Adjustments for:
Depreciation and amortization		54,699	66,415	109,147	127,032
Finance costs	11	10,166	669	24,129	12,913
Interest income	10	(5,399)	(8,964)	(13,093)	(17,221)
Share of loss from associate		219	—	355	—
Unrealized foreign exchange (gain) loss		(8,176)	18,122	(28,248)	24,685
Income tax expense	12	54,502	33,295	165,509	687
Loss (gain) on disposal of assets		219	229	611	(7,059)
Unrealized (gain) loss on derivative contracts	10	(116,636)	(18,740)	(96,599)	44,650
Write-down of assets		614	2,476	1,103	5,165
Share-based payments expense	14	2,827	4,183	6,434	8,545
Employee benefit plan expense		1,234	1,087	2,318	2,101
		166,938	237,699	480,073	415,291
Property reclamation payments		(1,217)	(1,609)	(2,395)	(2,404)
Employee benefit plan payments		(602)	(369)	(1,065)	(789)
Income taxes paid		(67,371)	(42,705)	(199,486)	(90,820)
Interest received		5,399	8,964	13,093	17,221
Changes in non-cash operating working capital	15	46,395	(43,813)	715	(49,921)
Net cash generated from operating activities of continuing operations		149,542	158,167	290,935	288,578
Net cash generated from operating activities of discontinued operations		—	118	—	309

Investing activities
Additions to property, plant and equipment		(469,607)	(191,195)	(780,914)	(349,690)
Capitalized interest paid		(22,626)	(10,904)	(31,064)	(20,020)
Cash from acquisition of Foran Mining Corporation, net of cash paid	4	159,110	—	159,110	—
Proceeds from the sale of property, plant and equipment		2,381	2,882	2,381	2,980
Purchase of investment in associate		(14,731)	—	(14,731)	—
Value added taxes related to mineral property expenditures, net		(9,207)	(14,357)	44,716	(1,051)
(Purchase of) sale of investments in marketable securities		(3,121)	—	37,072	155,078
Increase in deposits and other investments		(3,343)	(3,650)	(8,009)	(9,266)
Net cash used in investing activities of continuing operations		(361,144)	(217,224)	(591,439)	(221,969)

Financing activities
Issuance of common shares for cash, net of share issuance costs		1,757	5,214	3,791	7,527
Net distributions to non-controlling interests		—	(317)	(177)	(317)
Proceeds from Term Facility - Commercial loans and RRF loans	8	—	180,610	—	180,610
Proceeds (repayments) from Term Facility - VAT Facility	8	—	11,789	(35,757)	9,155
Proceeds from Term Facility - Overrun Facility	8	68,364	—	68,364	—
Proceeds from Credit Facility	8	100,000	—	100,000	—
Proceeds on Equipment Finance Facility, net of repayments	8	2,686	—	2,686	—
Term Facility commitment fees		(474)	(1,372)	(474)	(1,372)
Dividends paid		(19,588)	—	(34,484)	—
Interest paid		(5,524)	(1,965)	(15,446)	(10,427)
Principal portion of lease liabilities		(1,314)	(1,180)	(2,529)	(2,526)
Purchase of shares for cancellation	13	—	(44,588)	(83,895)	(44,588)
Purchase of shares held in trust for restricted share units	13	(4,191)	(2,416)	(8,683)	(4,226)
Net cash generated from (used in) financing activities of continuing operations		141,716	145,775	(6,604)	133,836
Effect of exchange rates on cash and cash equivalents		(5,276)	13,712	(7,686)	21,330
Net (decrease) increase in cash and cash equivalents		(75,162)	100,548	(314,794)	222,084

Cash and cash equivalents - beginning of period		629,724	978,142	869,356	856,797
Change in cash in disposal group held for sale		—	(118)	—	(309)
Cash and cash equivalents - end of period		$554,562	$1,078,572	$554,562	$1,078,572

Please see the condensed consolidated interim financial statements dated June 30, 2026 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and six months ended June 30, 2026 and 2025
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2026	2025	2026	2025
Share capital
Balance beginning of period		$3,303,820	$3,442,250	$3,341,760	$3,433,778
Shares issued upon exercise of share options		1,750	6,098	3,791	8,411
Shares issued upon exercise of performance share units		3,086	—	3,086	5,282
Shares issued upon acquisition of Foran Mining Corporation	4	2,385,625	—	2,385,625	—
Transfer of contributed surplus on exercise of options		962	2,307	1,666	3,184
Shares repurchased and cancelled, net of tax		635	(26,405)	(40,050)	(26,405)
Share issuance costs		—	(811)	—	(811)
Balance end of period	13	$5,695,878	$3,423,439	$5,695,878	$3,423,439

Shares held in trust for restricted share units
Balance beginning of period		$(16,364)	$(12,965)	$(16,035)	$(12,970)
Shares purchased and held in trust for restricted share units		(4,191)	(2,416)	(8,683)	(4,226)
Shares released for settlement of restricted share units		1,468	6,219	5,631	8,034
Balance end of period	13	$(19,087)	$(9,162)	$(19,087)	$(9,162)

Contributed surplus
Balance beginning of period		$2,492,674	$2,607,605	$2,537,197	$2,612,762
Shares repurchased and cancelled		—	(19,074)	(42,907)	(19,074)
Share-based payment arrangements		3,488	3,042	6,739	5,859
Option consideration on acquisition of Foran Mining Corporation	4	3,096	—	3,096	—
Shares redeemed upon exercise of restricted share units		(1,468)	(6,219)	(5,631)	(8,034)
Shares redeemed upon exercise of performance share units		(3,086)	—	(3,086)	(5,282)
Transfer to share capital on exercise of options		(962)	(2,307)	(1,666)	(3,184)
Balance end of period		$2,493,742	$2,583,047	$2,493,742	$2,583,047

Accumulated other comprehensive (loss) income
Balance beginning of period		$(30,463)	$(27,681)	$(11,553)	$56,183
Other comprehensive (loss) income for the period attributable to shareholders of the Company		(394)	6,611	(9)	26,250
Reclassification on derecognition of investments in marketable securities		(445)	—	(19,740)	(103,503)
Balance end of period		$(31,302)	$(21,070)	$(31,302)	$(21,070)

Deficit
Balance beginning of period		$(1,431,302)	$(2,017,258)	$(1,572,080)	$(2,193,163)
Dividends paid		(19,588)	—	(34,484)	—
Net earnings attributable to shareholders of the Company		172,817	138,009	309,196	210,411
Reclassification on derecognition of investments in marketable securities		445	—	19,740	103,503
Balance end of period		$(1,277,628)	$(1,879,249)	$(1,277,628)	$(1,879,249)
Total equity attributable to shareholders of the Company		$6,861,603	$4,097,005	$6,861,603	$4,097,005

Non-controlling interests
Balance beginning of period		$2,972	$(7,012)	$3,790	$(8,143)
Loss attributable to non-controlling interests		(148)	(3,205)	(789)	(2,074)
Net distributions to non-controlling interests		—	(317)	(177)	(317)
Balance end of period		$2,824	$(10,534)	$2,824	$(10,534)
Total equity		$6,864,427	$4,086,471	$6,864,427	$4,086,471

Please see the condensed consolidated interim financial statements dated June 30, 2026 for notes to the accounts.